UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2015

Commission File Number: 001-10691

DIAGEO plc

(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F .......X..... Form 40-F ..........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ..................

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ..................

List identifying information required to be furnished

by Diageo plc pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act 1934

1 – 31 March 2015

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement Mr Blazquez, a person discharging managerial responsibilities (PDMR) informs the company of his beneficial interests. (3 March 2015)	Announcement Mr Fennell, a PDMR, informs the company of his beneficial interests. (11 March 2015)
Announcement Mr Kripalu, a PDMR, informs the company of his beneficial interests. (5 March 2015)	Announcement Company announces purchase of own shares to be held in treasury to satisfy grants made under employee share plans. (11 March 2015)

Announcement

Company notified of transactions in respect of the Diageo Share Incentive Plan and Ms Mahlan and PDMRs inform the Company of their interests therein.

Dr Humer informs the Company of his beneficial interests.

(10 March 2015)

Announcement Ms Wood, a PDMR, informs the company of her beneficial interests. (19 March 2015)
Announcement Company announces purchase of own shares to be held in treasury to satisfy grants made under employee share plans. (10 March 2015)	Announcement Company announces total voting rights. (31 March 2015)

Diageo PLC - DGE Director/PDMR Shareholding Released 15:23 03-Mar-2015

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notifications listed below were received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that:

1. It received notification on 2 March 2015 that Nicholas Blazquez, a person discharging managerial responsibility ("PDMR"), exercised options on 2 March 2015 over the Company's ordinary shares of 28 101/108 pence each ("Ordinary Shares") as set out below:

Grant Date	Option	Number of	Shareplan
	Price	Ordinary Shares

22 September 2011	£ 12.32	51,146	Diageo Senior Executive Share Option Plan 2008

Mr Blazquez subsequently sold 50,146 Ordinary Shares on the London Stock Exchange (the "LSE") on 2 March 2015, at a price per share of £19.15. Mr Blazquez retains the balance of 1,000 Ordinary Shares.

2. It received notification on 3 March 2015 that Mr Blazquez also sold 17,000 Ordinary Shares on the LSE on 2 March 2015 at a price per share of £19.17.

3. It received notification on 3 March 2015 that Mrs Alison Blazquez, the spouse of Mr Blazquez, sold 1,300 Ordinary Shares on the LSE on 2 March 2015 at a price per share of £19.21.

As a result of the above transactions, Mr Blazquez's interests in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as a potential beneficiary of the Company's Employee Benefit Trusts) are 78,975.

J Fahey

Senior Company Secretarial Assistant

3 March 2015

Diageo PLC - DGE Director/PDMR Shareholding Released 15:08 05-Mar-2015

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification listed below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification on 5 March 2015 that Anand Kripalu, a Person Discharging Managerial Responsibility ("PDMR"), was granted the following options over ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") and restricted stock units ("RSUs")* on 5 March 2015, under the Company's 2014 Long Term Incentive Plan, adopted by the Company's shareholders on 18 September 2014 ("DLTIP"):

Name of PDMR	No. of options over	No. of RSUs
	Ordinary Shares

A Kripalu	14,903	4,250

Each option was granted at a price of £19.15 per Ordinary Share and is exercisable between 4 September 2017 and 4 March 2025. Each RSU will automatically vest on 4 September 2017 subject to satisfaction of certain criteria. This was not a stock exchange transaction.

As a result of the above grants and awards, the interests of Mr Kripalu in the Company's Ordinary Shares and ADSs (excluding options, awards under the Company's LTIPs and interests as a potential beneficiary of the Company's Employee Benefit Trusts) are unchanged.

C Matthews

Assistant Company Secretary

5 March 2015

*1 RSU is the equivalent of 1 Ordinary Share.

Diageo PLC - DGE Director/PDMR Shareholding Released 14:19 10-Mar-2015

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES

The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that:

1. It received notification on 10 March 2015 of the following allocations of ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") under the Diageo Share Incentive Plan (the "Plan"), namely:

(i) the following director of the Company was allocated Ordinary Shares on 10 March 2015 under the Plan, by Diageo Share Ownership Trustees Limited (the "Trustee"):

Name of Director	Number of Ordinary Shares

D Mahlan	9

(ii) the following Persons Discharging Managerial Responsibilities ("PDMR") were allocated Ordinary Shares on 10 March 2015 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares

N Blazquez	9

S Moriarty	9

L Wood	9

The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary ("Sharepurchase") and those awarded to the employee by the Company ("Sharematch") on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £19.01.

The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

2. It received notification on 10 March 2015 that Dr FB Humer, a director of the Company, had purchased 435 Ordinary Shares on 10 March 2015 under an arrangement with the Company, whereby he has agreed to use an amount of £ 8,000 each month, net of tax, from his director's fees to purchase Ordinary Shares. Dr Humer has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of £19.01.

As a result of the above transactions, interests of directors and PDMRs in the Company's Ordinary Shares and American Depository Shares ("ADS")* (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares

Dr FB Humer	58,161

D Mahlan	280,396 (of which 137,481 are held as ADS)*

Name of PDMR	Number of Ordinary Shares

N Blazquez	78,984

S Moriarty	41,877

L Wood	6,960

J Fahey

Senior Company Secretarial Assistant

10 March 2015

*1 ADS is the equivalent of 4 Ordinary Shares.

RNS Number : 0893H

Diageo PLC

10 March 2015

10 March 2015

Diageo plc

Transaction in Own Shares

Diageo plc ('the Company') announces that it has today purchased through Bank of America Merrill Lynch 987,006 ordinary shares at a price of 1868.8072 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans.

The total number of shares purchased to be held in Treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans is 3,025,121 from 1st July 2014 to today's date.

Following the above purchase, the Company holds 239,342,786 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,514,932,494.

This information is provided by RNS

The company news service from the London Stock Exchange

END

Diageo PLC - DGE Director/PDMR Shareholding Released 13:38 11-Mar-2015

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification listed below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification on 10 March 2015 that on 10 March 2015 the Company released 29,841 ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") to Andrew Fennell, a Person Discharging Managerial Responsibilities ("PDMR"), in respect an award made under the Company's discretionary incentive plan on 10 March 2011.

Mr Fennell subsequently sold 29,841 Ordinary Shares on the London Stock Exchange on 10 March 2015 at a price per share of £18.92.

As a result of the above transaction, Mr Fennell's interests in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as a potential beneficiary of the Company's Employee Benefit Trusts) are unchanged.

J Fahey

Senior Company Secretarial Assistant

11 March 2015

RNS Number : 2180H

Diageo PLC

11 March 2015

11 March 2015

Diageo plc

Transaction in Own Shares

Diageo plc ('the Company') announces that it has today purchased through Bank of America Merrill Lynch 814,224 ordinary shares at a price of 1857.6145 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans.

The total number of shares purchased to be held in Treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans is 3,839,345 from 1st July 2014 to today's date.

Following the above purchase, the Company holds 240,155,916 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,514,119,364 .

This information is provided by RNS

The company news service from the London Stock Exchange

END

Diageo PLC - DGE Director/PDMR Shareholding Released 12:29 19-Mar-2015

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification listed below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification on 19 March 2015 that Leanne Wood, a person discharging managerial responsibility ("PDMR"), sold, on 19 March 2015, 1,000 ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") at a price per Ordinary Share of £19.67. The Ordinary Shares were sold on the London Stock Exchange.

As a result of the above transaction, the interests of Ms Wood in the Ordinary Shares of the Company (excluding options, awards under the Company's LTIPs and interests as a potential beneficiary of the Company's Employee Benefit Trusts) are now 5,960.

Jane Fahey

Senior Company Secretarial Assistant

19 March 2015

Diageo PLC - DGE Director/PDMR Shareholding Released 13:48 31-Mar-2015

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 5.6.1 of the Disclosure and Transparency Rules

Diageo plc - Voting Rights and Capital

In conformity with Paragraph 5.6.1 of the Disclosure and Transparency Rules, Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital consists of 2,754,279,310 ordinary shares of 28 101 /108 pence each ("Ordinary Shares") with voting rights, which includes 239,999,110 Ordinary Shares held in Treasury.

Therefore, the total number of voting rights in the Company is 2,514,280,200 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure and Transparency Rules.

J Fahey

Senior Company Secretarial Assistant

31 March 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

Date: 7 April 2015	By: /s/ J Fahey
Name: J Fahey
Title: Senior Company Secretarial Assistant